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SEC FILE NUMBER
8-71016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALL OPTIONS USA, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

114 W 7th St., Suite 1200
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ivana Shumberg	713-582-4897	ivana.shumberg@alloptionsusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mathieu Boivin-Carrier _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of All Options USA, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_M̶a̶t̶t̶a̶c̶o̶_ Digitally signed by Mathieu Boivin Carrier
Date: 2026.02.26 15:35:01 -06'00'

Title:
Director

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



All Options USA LLC

Financial Statements and Supplemental Information

For the year ended December 31, 2025


All Options USA LLC
Annual Report 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
All Options USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of All Options USA, LLC (the Company) as of December 31, 2025, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Dallas, Texas
March 2, 2026

We have served as the Company's auditor since 2024.


Statement of Financial Condition
Assets

As of December 31, 2025

In USD x 1,000	2025
Assets	
Cash and cash equivalents	$ 178
Financial instruments owned, at fair value	86,255
Prepaid expenses	472
Fixed assets, net	276
Operations lease right of use assets, net	741
Security deposits	376
Total assets	**$ 88,298**
Liabilities and member's equity	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	68,840
Accounts payable and accrued liabilities	426
Operating lease liability	797
Due to clearing firm	6,026
Payable to affiliate	5,150
Total liabilities	**$ 81,239**
Member's Equity	**$ 7,059**
Total member's equity and liabilities	**$ 88,298**

The accompanying notes are an integral part of these financial statements


Statement of Operations

For the year ended December 31, 2025

In USD x 1,000	2025
Revenues	
Trading revenue	$ 5,391
Interest income	6,080
Dividend income	29
Total revenue	**11,500**
Expenses	
Clearing charges	1,234
Technology and communications	2,696
Salaries and benefits	1,802
Professional fees	233
Occupancy and building maintenance	563
Depreciation	291
Interest expense	7,343
Expense sharing expense	3,741
Regulatory fees and expenses	17
Travel expense	53
Other expenses	457
Total expenses	**18,430**
Net loss	**$(6,930)**

The accompanying notes are an integral part of these financial statements



All Options USA LLC
Annual Report 2025

Statement of changes in Member's Equity
For the year ended December 31, 2025

Balance at December 31, 2024	**$ 4,989**
Capital contributions	9,000
Net loss	(6,930)
Balance at December 31, 2025	**$ 7,059**

The accompanying notes are an integral part of these financial statements


Statement of Cash flows
For the year ended December 31, 2025

In USD x 1,000	Note	2025
Cash flow from operating activities		
Net loss		$ (6,930)
Adjustments to reconcile net loss to net cash used in Operating activities:		
Lease amortization		284
Depreciation	1	291
Operating cash flow before change in operating assets and liabilities		**(6,355)**
Change in operating assets and liabilities:		
(Increase)/decrease in financial instrument owned	2	(47,313)
(Increase)/ decrease in receivable from clearing firm	3	(3,478)
Increase/(decrease) in financial instruments sold, not yet purchased	2	51,787
(Decrease)/increase in payable to clearing firm	3	(6,703)
(Decrease)/increase in payable to affiliate	9	1,548
Increase/(decrease) in accounts payable and accrued expenses		(394)
Net cash used in operating activities		**(10,908)**
Cash flow from investing activities		
Acquisition of property and equipment, net		
Net cash used in investing activities	1	(154)
		(154)
Cash flow from financing activities		
Capital contribution		
Net cash used in financing activities	9	9,000
		9,000
Net (decrease)/increase in cash at banks		
Cash at banks at January 1	6	(2,062)
		2,240
Cash at banks at December 31		
	6	$ 178

Supplemental schedule of cash flow information:		
Interest paid		208
Interest received		(18)


Notes to the Financial Statements

1   Organization and nature of business

All Options USA LLC ("AO" or "Company") was incorporated on July 1, 2022 as a limited liability company in accordance with the laws of the State of Texas. The registered office is Norwood Tower, 114 W 7th Street, Suite 1200, 78701, Austin, Texas, United States of America.

AO is wholly owned by All Options International Holding B.V. ("the Parent"). All Options International Holding B.V. is incorporated and domiciled in the Netherlands and registered at Kloveniersburgwal 87 in Amsterdam, the Netherlands.

AO is an international market making focusing on trading US equity and index options.

On August 8, 2023, AO became a registered broker-dealer with the Securities and Exchange Commission (SEC) and CBOE Global Markets and is a member of the Securities Investor Protection Corporation (SIPC). On August 19, 2024, AO became a member of the Financial Industry Regulatory Authority (FINRA).

AO operates under the exemptive provisions of footnote 74 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For AO's business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. AO does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

Functional currency
The financial statements are presented in USD. All financial information presented in USD has been rounded to the nearest thousand except when otherwise indicated.

2   Summary of Significant Accounting Policies

Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP – as defined above, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment reporting
AO is engaged in a single line of business as a market maker. AO has identified its CEO as the Chief Operating Decision Maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manager AO.

Additionally, the CODM uses excess net capital (see note 3), which is not a measure of profit and loss, to make operation decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. AO operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of AO as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant account policies. The measure of the segment assets is reported on the



statement of financial condition as total assets, and segment revenues and expenses is reported on the statement of operations as total revenues and expenses.

Translation of foreign currencies

Transactions in foreign currencies are initially recorded by AO at their respective functional currency rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency at the exchange rate at that date.

Cash and cash equivalents

Cash and cash equivalents comprise of cash at banks. AO has USD 178,000 in cash as of December 31, 2025.

Fixed assets
Recognition and measurement

As of December 31, 2025 the fixed assets consist of hardware USD 145,000, furniture and fixture of USD 68,000 and leasehold improvements of USD 63,000 which are carried at cost, net of accumulated depreciation and impairment if any. As of December 31, 2025, fixed assets and accumulated depreciation were USD 1,377,070 and USD 1,101,544, respectively.

When significant parts of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

The costs of the day-to-day servicing of property and equipment are recognised in the income statement as incurred.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the asset as follows:

Furniture & fixtures	5 years
Hardware	2 years
Leasehold improvements	5 years

An item of property and hardware is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the assets) is included in the income statement when the asset is derecognised.

Depreciation methods, useful lives and residual values are reviewed at each financial year end, and adjusted, prospectively, if appropriate.

Office lease

AO leases its office space from Norwood Tower, L.P. under an operating lease agreement. AO accounts for its operating lease in accordance with Accounting Standards Codification (ASC) Topic 842 – Leases (ASC 842). In accordance with ASC 842, the Company recognized a right of use asset (the office) and a lease liability for future lease payment of USD 740,875 and USD 797,023 respectively. AO calculated the carrying value of the right of use asset and lease liability by discounting future lease payments using and estimated incremental borrowing rate. As AO office lease does not provide a readily determinable implicit rate, AO estimated the incremental borrowing rate to discount the lease payments based on information available at lease commencement. AO recognized the lease payments as expense, which



are included in rent expense in the accompanying statement of operations. See note 6 for additional information. AO includes renewal options when they are reasonable certain.

Revenue recognition
In accordance with Financial Accounting Standards Board (FASB) ASC 606, Revenue from Contracts, AO follows a five-step model to:
- Identify contracts with a customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations in the contract
- Recognize revenue when (or as) the entity satisfies the performance obligation

Trading profits
A market maker, AO, trades for its own account, at it own risk, and thus perform the function of providing liquidity to the market. As a market maker it fulfils this function on competition with the others and the activities do generally not generate any commission.

Revenues from market making trading activities consist of primarily of net trading income earned by AO from trading as principal. Net trading income from market making activities represents trading gains net of trading losses. These are recorded in the statement of operations under trading revenue. Interest income and expenses, dividend income and expenses, and exchange gains and losses associated with trading are included in revenue since they form an important element of the results earned on positions in securities owned and sold, not yet purchased. Other interest, net divided and exchange results are reported in the expense section.

Trading profits and related clearing expenses are recorded on the trade date (the date on which an agreement is entered into, setting forth the important aspects of the transaction such as a description of the instruments, quantity, price, delivery terms etc.). AO believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from AO.

The economic conditions which affect AO's operations are related to overall trends in the economy and their impact on market making activities.

Interest income is included in revenue only if the interest has a direct link with trading.

Current Expected Credit Losses
AO accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off balance sheet credit exposures in accordance with FASB ASC 326-20 F*inancial Instruments – Credit Losses*. FASB ASC 326-20 requires AO to estimate expected credit losses over the life of its financial assets and certain off balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. AO records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account of the balance sheet that adjust the assets amortized cost basis. Changes in allowance for credit losses are reported to Credit loss expense.


Receivables from broker-dealers and clearing organizations

AO's receivable from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of AO, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period. The Company continually reviews the credit quality of its counterparties.

At the beginning of the year AO had a deposit of USD 5,512,793 with the clearing firm. As of December 31, 2025 in the amount of the deposit is USD 8,990,336. In addition, AO has a trading activity account whereby all the market making transactions run through.

Receivables due from and payables to the clearing firm are generally collected or paid in full in the month following their accrual. The receivable from the clearing firm at the beginning of the year was USD 2,852,213, and the amount due to the clearing firm as of December 31, 2025 is USD 15,016,511.

Income Taxes

AO is a single-member limited liability company and has elected to be treated as a corporation for federal income tax purposes.

U.S. GAAP require AO to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

New Accounting Pronouncements

AO considers the applicability and impact of all accounting standard updates ("ASU") issued. ASUs were assessed and either determined to be not applicable or expected to have a minimal impact on its financial statement.

3   Net Capital requirements

AO is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 during the first year of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2025, AO has net capital of USD 5,218,225 which was USD 4,842,718 in excess of its minimum of its required net capital of USD 375,507. AO's net capital ratio was 1.08 to 1.

4   Transactions with Clearing Broker – Dealer

AO has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services. The agreement requires AO to maintain a minimum of USD 8,990,336 in deposit and securities in the account with the clearing broker-dealer, however, the trading account activities can be added or deducted from the deposit amount.

Deposit	$ 8,990,336
Trading account	(15,016,511)
Due to clearing broker	**$ (6,026,175)**



5   Fair value

Fair value hierarchy

FASB ASC 820, Fair Value Measurement defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities AO has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value measurements

The following is a description of the valuation techniques applied to AO's major categories of assets and liabilities measured at fair value on a recurring basis.

Options – Options that are actively traded are valued based on quoted prices from the exchange. If there is no such reported sale on the valuation date, the mean between the highest bid and lowest asked quotations at the close of the exchanges will be used. These securities will generally be categorized in Level 1 of the fair value hierarchy.

The following table presents AO's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.



2025 In USD x 1,000	Total	Level 1	Level 2	Level 3
Trading assets - Equities	$50,489	$50,489	$ -	$ -
Trading assets – Options	35,767	35,767		
Trading liabilities – Equities	48,558	48,558	-	-
Trading liabilities – Options	20,257	20,257		

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2025 AO recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by AO during 2025.

AO's activities may include the purchase and sale of options. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These financial instruments are used for trading purposes and for managing risks associated with the portfolio of securities.

All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may also create credit risk, as well as legal, operational, reputational, and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

AO may purchase and sell options on national exchanges. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, AO may be subject to risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the options was written. In addition, the correlation between option prices and the prices of underlying financial instruments may be imperfect and the market for any particular option may be illiquid at a particular time.

The seller ("writer") of a call option which is covered (e.g., the writer has a long position in the underlying financial instrument) assumes the risk of a decline in the market price of the underlying financial instrument below the value of the underlying financial instrument less the premium received, and gives up the opportunity for gain on the underlying financial instrument above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying financial instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying financial instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying financial instrument.

The writer of a put option is covered (e.g., the writer has a short position in the underlying financial instrument) assumes the risk of an increase in the market price of the underlying financial instrument above the sales price (in establishing the short position) of the underlying financial instrument, plus the premium received, and gives up the opportunity for gain on the underlaying financial instrument below the exercise price of the option. The writer of an uncovered put option assumes the risk of a decline in


the market price of the underlying financial instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying financial instrument, the loss on the put will be offset as a whole or in part by any gain on the underlying financial instrument.

The following table presents the fair value and outstanding notional value of the derivative financial instruments, which are included in Due from broker (see 4), Securities and other financial instruments owned, at fair value and Securities and other financial instruments sold, not yet purchased at fair value:

	Fair Value		Notional Value	
	Long	Short	Long	Short
Equities	$50,488,682	$(48,557,834)	$ -	$ -
Options	35,766,638	(20,256,646)	3,401,607,757	(1,786,310,648)
Total	**$86,255,320**	**$(68,840,480)**	**$3,401,607,757**	**$(1,786,610,648)**

6   Office lease

On December 14, 2022, AO signed a sixty-four (64) month non-cancelable office lease. The lease is classified as operating primarily due to the amount of time such space is occupied relative to the underlying asset's useful lives. AO's lease operating costs for the year ended December 31, 2025, totaled USD 322,948

A Letter of Credit (LOC) in the amount of USD 325,000 was signed with ABN-ARMO bank. AO deposited this amount into Wells Fargo as guaranteed payment with is reflected in Security deposits. Additionally, the Landlord required a security deposit in the amount of USD 44,458. The table below presents lease-related assets and liabilities as of December 31, 2025:

Assets
Operating lease right of use asset   USD 740,875

Liabilities
Lease liability   USD 797,023

The table below reconciles the undiscounted cash flows of AO's operating lease for each of the next three years to the operating lease liabilities:

2026	USD 350,961
2027	USD 361,521
2028	USD 124,125
Total minimum lease payments	**USD 836,607**
Less imputed interest	USD 39,584
Present value of the future minimum lease payments	**USD 797,023**

AO's weighted average remaining lease term relating to its operating leases is 2.23 years, with a weighted average discount rate of 4.01%.

7   Related Party Transactions

AO, All Trading B.V. (ATBV), and the Parent are under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.


On January 1, 2023, AO, ATBV and Parent entered an agreement whereby ATBV and AOIBV, in this intercompany agreement, advanced AO operating funds to assist with the opening of the Austin, Texas office and other associated costs. There is an expense sharing between the Parent and AO whereby, the Parent allocates a portion of the salaries to AO based on the amount of time various personnel spend on AO's business.

The agreement provides for an interest rate of 1.50% to be charged from time to time. The rate is fixed for a five-year period and calculated on a 360-day year. The accrued interest is recorded in the statement of operations. As of December 31, 2025, the amount owed to the Parent is USD 5,149,705 and zero owed to ATBV.

8 Concentration of Credit Risk

AO has financial instrument owned due from or held by the clearing broker-dealer totaling USD 86,255,320. AO has approximately 90% of total assets held by its clearing firm at December 31, 2025. AO maintains its as in bank accounts at high credit quality financial institutions. The balance at times may exceed federally insured limits of USD 250,000.

9 Commitments and Contingencies

AO may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. AO is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2025. AO does not have any guarantees or other commitments as of December 31, 2025.

10 Income taxes

AO has a net operating loss carryforward of USD 11,310,609 as from December 31, 2024 and a net operating loss of USD 6,930,000 for the year ended December 31, 2025; therefore, there is no provision for current taxes. The net operating loss available to offset future taxable income can be carried forward indefinitely. The net operating loss carryforward and the current operating loss creates a deferred tax asset of approximately USD 3,830,738; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.



The following table sets forth AO's current and deferred tax expense for the year ended December 31, 2025.

In USD	2025
Net loss before income tax	$(6,930)
Federal Tax Rate	21%
Income Tax expense	-
Deferred Tax Asset:	
December 31, 2023	896
December 31, 2024	1,479
December 31, 2025	1,456
Total deferred tax asset	**$ 3,831**
Valuation Allowance	(3,831)
Deferred Tax Asset (net)	**$ -**

11 Subsequent events

Management has evaluated subsequent events and transactions occurring subsequent to December 31, 2026, and through March 2, 2026 which is the date that the accompanying financial statements were available for issuance. There have been no material subsequent events or transactions that occurred during such period that would require disclosure in this report or would be required to be recognized in the accompanying financial statements as of December 31, 2025.


Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the SEC – December 31, 2025

	2025
Computation of net capital	
Total member's equity qualified for net capital	$7,058,341
Deductions:	
Fixed assets, net	275,526
Security deposits	10,000
Other assets	848,255
Options - Haircut	706,335
Total deductions	**1,840,116**
Net capital	**$5,218,225**
Computation of Basic Net Capital Requirements	
Minimum dollar net capital requirement of reporting broker/dealer	$ 100,000
Minimum net capital required	375,507
Net capital requirement (greater of above two minimum requirement amounts)	375,507
Excess net capital	**$4,842,718**
Accounts payable, accrued liabilities and current lease obligations	482,903
Payable to affiliates	5,149,705
Total aggregate indebtedness	5,632,608
Ratio of aggregate indebtedness to net capital	1.08 to 1

There are no material differences between the preceding computation and the Firm's corresponding unaudited Part II as of December 31, 2025


All Options USA, LLC
SCHEDULE II
Reserve Requirement and Information Relating to the
Possession and Control Requirement under Rule 15c3-3
December 31, 2025

Statement Regarding the Reserve Requirements and Possession of Control Requirements

AO does not carry customer accounts or otherwise hold customer funds. AO limits its business activities to 1) proprietary trading, and 2) option market making. The Computation for Determination of Reserve Requirement and Information Relating to the Possession and Control Requirement are not required under Rule 15c3-3 of the Securities and Exchange Act of 1934.



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
All Options USA, LLC

We have reviewed management's statements, included in the accompanying All Options USA, LLC's Exemption Report (the exemption report), in which:

1) All Options USA, LLC, does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) All Options USA, LLC, states All Options USA, LLC, is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- All Options USA, LLC, limits its business activities exclusively to (1) proprietary trading; and (2) option market making; and

- All Options USA, LLC, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

All Options USA, LLC's management, is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about All Options USA, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Baker Tilly US, LLP

Dallas, Texas
March 2, 2026



All Options USA LLC's Exemption Report

All Options USA LLC (the **Firm**) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Firm states the following:

1. The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and

2. The Firm is filing this Exemption Reporting relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 12 C.F.R. 240.17a-5 because the Firm limits its business activities exclusively to: 1) proprietary trading; and 2) option market making and the Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

All Options USA LLC

I, Pieter Moore, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Pieter Moore
Managing Director
February 20th, 2026